Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211955

PROSPECTUS SUPPLEMENT DATED DECEMBER 31, 2018

TO PROSPECTUS DATED AUGUST 10, 2016

VERTEX ENERGY, INC.

This Prospectus Supplement, dated December 31, 2018, supplements that certain Prospectus filed with the Securities and Exchange Commission (the “SEC”) and dated August 10, 2016 (the “Prospectus”) and should be read in conjunction with the Prospectus.

SELLING STOCKHOLDERS

The following updates the table under the section entitled “Selling Stockholders” of the Prospectus, to account for a transfer of shares listed in such table that Vertex Energy, Inc. (the “Company”), is aware of since the date of the Prospectus. On September 12, 2018, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), IRA Services Trust Company (“IRA Services”), as custodian for securities beneficially owned by Richard Jacinto II, transferred an aggregate of 5,270,486 shares of Series B1 Preferred Stock of the Company which it held, as custodian for Mr. Jacinto, to NuView IRA Inc. (as new custodian for Mr. Jacinto) (“NuView”). On November 10, 2018, IRA Services transferred certain warrants to purchase shares of common stock (including, Warrants), to NuView, as custodian for Mr. Jacinto. The table, therefore, is amended by: (i) striking the information with regard to IRA Services Trust Company and (ii) adding the information in the following table for NuView IRA Inc. as a selling stockholder.

	Number of Shares of Common Stock Beneficially Owned Prior to this Offering (1)				Beneficial Ownership of Common Stock After Registration Assuming All Shares Are Sold (4)
Name of Selling Stockholders		Number	Percentage (2)	Number of Shares of Common Stock Being Offered (3)		Number	Percentage
NuView IRA Inc.	(15)	6,960,542	4.999%+	7,143,570	(24)	645,162	1.3%

+ The Series B1 Preferred and Warrants held by the selling stockholder are subject to a provision prohibiting the conversion of such Series B1 Preferred into common stock of the Company and exercise of such Warrants into common stock of the Company, if upon such conversion, the holder thereof would beneficially own more than 4.999% of the Company’s then outstanding common stock. While the “Percentage” owned column reflects this limitation (in the event the percentage of total beneficial ownership would have exceeded 4.999%, but for the limitation), the “Number of Shares of Common Stock Beneficially Owned” column represents the total shares beneficially owned without regard to the 4.999% beneficial ownership limitation.

(1)	“Beneficial ownership” means that a person, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. The number of shares beneficially owned is as of December 31, 2018, and the percentage is based upon 40,174,821 shares of our common stock outstanding as of such date.

(2)	Percentages are based solely on the Company’s common stock, and do not include 419,859 shares of Series A Convertible Preferred Stock, 3,604,827 shares of Series B Preferred Stock (except in connection with the beneficial ownership of applicable selling stockholders to the extent such selling stockholder holds shares of Series B Preferred Stock which are convertible into common stock), 10,057,597 shares of Series B1 Preferred Stock (except in connection with the beneficial ownership of applicable selling stockholders to the extent such selling stockholder holds shares of Series B1 Preferred Stock which are convertible into common stock), which vote one-for-one with the common stock of the Company and are convertible into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)(subject to the Series B Beneficial Ownership Limitation and the Beneficial Ownership Limitation described below under “Description of Capital Stock”).

(3)	Includes for each holder of Series B1 Preferred Stock, (a) shares of common stock issuable upon conversion of the Series B1 Preferred Stock, in accordance with and pursuant to the terms and conditions of the Designation; (b) shares of common stock issuable upon exercise of the Warrants, in accordance with and pursuant to the terms and conditions of the warrant agreements evidencing such Warrants; and (c) such selling stockholder’s pro rata portion of 4,068,606 shares of common stock being registered in the registration statement of which this prospectus forms a part, which represent common stock which may be issued from time to time (i) in lieu of dividends payable in cash, on shares of Series B1 Preferred Stock (including shares of Series B1 Preferred Stock issued in the future in-kind, in accordance with and pursuant to the terms and conditions of the Designation), in accordance with and pursuant to the terms and conditions of the Designation; or (b) upon conversion of shares of Series B1 Preferred Stock (including shares of Series B1 Preferred Stock issued in the future in-kind, in accordance with and pursuant to the terms and conditions of the Designation), issued in lieu of dividends payable in cash, on shares of Series B1 Preferred Stock (including shares of Series B1 Preferred Stock issued in the future in-kind, in accordance with and pursuant to the terms and conditions of the Designation), in accordance with and pursuant to the terms and conditions of the Designation, which pro rata amounts are not included in the “Number of Shares of Common Stock Beneficially Owned Prior to this Offering” column as such shares are not currently beneficially owned and such selling stockholders do not have the right to acquire such securities within 60 days, which shares are being registered in the registration statement of which this prospectus forms a part.

(4)	Assumes the sale of all shares offered herein. Based on 48,177,864 shares of common stock outstanding assuming all shares registered herein are issued to the selling stockholders and sold (based on the number of shares outstanding as of the date of the August 10, 2016 prospectus).

(15)	The address of the selling stockholder is 280 S Ronald Reagan Blvd Ste 200, Longwood, Florida 32750-5463. The securities are beneficially owned by Richard Jacinto II and are held by NuView IRA Inc. as custodian for the benefit of Mr. Jacinto.

(24)	Represents (a) shares of common stock issuable upon conversion of shares of Series B1 Preferred Stock held by each applicable selling stockholder; (b) shares of common stock issuable upon exercise of Warrants held by each applicable selling stockholder (the number of Warrants held by each selling stockholder which holds Warrants is 1/4 the total number of shares of Series B1 Preferred Stock held by each selling stockholder); and (c) each selling stockholder’s pro rata portion of 4,068,606 shares of common stock being registered in the registration statement of which this prospectus forms a part, which represent common stock which may be issued from time to time in lieu of accrued dividends otherwise payable in cash on Series B1 Preferred Stock (including shares of Series B1 Preferred Stock issued in the future in-kind, in accordance with and pursuant to the terms and conditions of the Designation), in accordance with and pursuant to the terms and conditions of the Designation, and/or shares of common stock issuable upon conversion of additional shares of Series B1 Preferred Stock issued to the Investors in consideration for amounts due as dividends on the Series B1 Preferred Stock (including shares of Series B1 Preferred Stock issued in the future in-kind, in accordance with and pursuant to the terms and conditions of the Designation) and paid in-kind in Series B1 Preferred Stock, in accordance with and pursuant to the terms and conditions of the Designation (all of which Series B1 Preferred Stock shares convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)), which pro rata amounts are not included in the “Number of Shares of Common Stock Beneficially Owned Prior to this Offering” column as such shares are not currently beneficially owned and such selling stockholders do not have the right to acquire such securities within 60 days. The Series B1 Preferred Stock and Warrants are described in greater detail above under “Prospectus Summary” – “Unit Offering”.

In addition, the selling stockholders listed in the Prospectus may have sold or transferred, in transactions exempt from the registration requirements of the Act some or all of their shares of common stock since the date on which the information in the Prospectus is presented. Information about the selling stockholders may change over time. To the extent required, any changed information will be set forth in prospectus supplements.

Please insert this Prospectus Supplement into your Prospectus and retain both this Prospectus Supplement and the Prospectus for future reference. If you would like to receive a copy of the Prospectus, as supplemented, please write to Vertex Energy, Inc. at 1331 Gemini Street, Suite 250, Houston, Texas 77058.